Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

FOIA Confidential Treatment Request
Under 17 C.F.R. § 200.83

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

June 28, 2013

Attention:    Mr. Cascio
Ms. Lochhead
Mr. Soares
Mr. Kruczek

Re:        Align Technology, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed March 1, 2013

Form 10-Q for the quarterly period ended March 31, 2013
Filed May 3, 2013
File No. 000-32259

Ladies and Gentlemen:

On behalf of Align Technology, Inc. (“Align”), I respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 3, 2013 relating to Align's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the period ended March 31, 2013 (the “Form 10-Q”).
In this letter, Align has recited the comments from the Staff in italicized, bold type and followed each comment with Align's response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K or Form 10-Q, as applicable.
Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. Align is requesting pursuant to 17 C.F.R. §200.83 confidential treatment for certain parts of this letter, as indicated by [***], with respect to the Freedom of Information Act (the “FOIA”) and have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the FOIA or otherwise, Align respectfully request to be notified immediately, so that it may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to me.
Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 001

Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

1.
We see that Invisalign Express/Lite and Invisalign Teen increased at a greater percentage than the Invisalign Full products from 2011 to 2012. To the extent material, in future filings please include a discussion of how the price mix among the different Clear Aligner products impacted revenue from period to period.

Response:

Align acknowledges the Staff’s comment and will include in future filings a discussion of the price mix among different Clear Aligner products and the impact on revenues from period to period to the extent that they are material.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 60

Revenue Recognition, pages 45 and 63

2.
We see from page 50 that in the fourth quarter of 2012 you identified an error that the actual case refinement usage rate was lower than estimated and recorded a net revenue release of $4.9 million of which $4.5 million relates to the first three quarters of fiscal year 2012. Please respond to the following comments:

a.	Please tell us how you concluded that the actual case refinement usage rate was lower than your estimate and how you determined to what period the “error” related.

Response:

Background
Align offers various products as part of multiple-element arrangements. Typically, these arrangements will comprise of the delivery of aligners and delivery of up to three case refinements. Aligners are typically delivered at the outset of the arrangement and case refinements are typically delivered during the final stages of the treatment period. Case refinement allows for additional aligners as a finishing tool to adjust the patient's teeth to the desired final position, and has been included in the list prices of Invisalign Full since 2005, and Invisalign Teen and Invisalign Assist since these products were introduced in 2008. Based on historical experience since 2005, Align has determined that customers will typically not utilize the maximum number of case refinements offered.

Align has sufficient historical experience to calculate an estimate of the number of case refinements that will be used by customers. The case refinement usage rate is the average number of case refinements that will be delivered in each treatment plan.

Based on an analysis of historical case refinement utilization, Align uses an average of the most recent eight-consecutive quarters of treatment data in which at least 90% of treatments have reached their case completion dates to estimate the case refinement usage rate. Once a case completion date has passed, the ability to order up to three free case refinements expires. Eight quarters represents the average case treatment length, and, as case refinements are ordered toward the end of the treatment plan, achieving case completion is important for Align to reasonably estimate the case refinement usage rate.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 002

Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

Determination of Error in the Application of the Usage Rate Calculation
Align applies the current case refinement usage rate to open treatment cases to calculate the number of estimated case refinements to be delivered in the future. During Q4 2012, Align identified an error in the application of its usage rate to estimate the number of undelivered case refinements. Prior to Q4 2012, Align treated all historic treatments for which it applied an estimated usage rate as a single population; however, many of the completed historic treatments have been included erroneously. Accordingly, the application of the most current quarter case refinement usage rate to the population (which incorrectly included treatments which had reached their completion date), resulted in an overstatement of the estimated number of case refinements to be delivered in the future. This resulted in an overstatement of deferred revenue for historic treatment plans.

During Q4 2012, Align calculated the out of period adjustment by excluding the periods in which treatments have been completed from its deferred revenue analysis. As a result, Align concluded that its deferred revenue balance was overstated by $0.7 million at the end of 2011 and by $4.5 million at the end of Q3 2012, resulting in a cumulative out of period adjustment of $5.2 million at the end of Q3 2012.

Determination of the Period to which the Error Related To
In order to determine which periods the $4.9 million net revenue adjustment related to, Align analyzed the impact to each quarter of fiscal year 2012. As of each reporting date, Align bifurcated the treatment data by fiscal years based on the original date of the case shipment. If the treatments for a particular fiscal year were complete, Align concluded the deferred revenue balance related to that year should have been released. For those years where treatments were not complete, Align utilized historical information to project the case refinement usage for that period for the purpose of calculating the deferred revenue balance. Of the $5.2 million out of period revenue adjustment, $0.7 million was related to periods prior to 2012 and $4.5 million related to the first three quarters of 2012. Align prepared a SAB 99 materiality assessment and concluded that the impact of the errors and out of period adjustment were not material to the consolidated financial statements for the respective quarters of 2012.

b.	Please tell us why you considered the change in usage rate an “error” rather than a change in estimate that should be recognized prospectively under FASB ASC 250-10-45-17.

Response:

Align considered whether this adjustment was a change in estimate or a correction of an error and concluded that it is a correction of an error as Align had sufficient data and should have excluded the periods in which treatments have been completed from its deferred revenue analysis.

c.
Please tell us why you did not include the financial statement requirements of FASB ASC 250-10-50, including the effect of the correction on each financial statement line item and any per-share amounts affected for each of the quarterly periods of 2012.

Response:

Align respectfully advises the Staff that the financial statement requirements of FASB ASC 250-10-50, including the effect of the correction on each financial statement line item and any per-share amounts affected for each of the quarterly periods in 2012, were not included as Align concluded that the correction of the error was not material to any period or to any quarter within 2012 under the guidance of SAB Topic 1M. Accordingly, Align recorded an out of period revenue adjustment in Q4 2012 to correct this error. In future filings Align will clarify the effects of the out of period adjustment in each of the affected periods.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 003

Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

3.
Regarding your revenue recognition policy for multiple-element arrangements, please explain to us in greater detail how you allocate arrangement consideration to each deliverable as required by FASB ASC 605-25-30-2. Provide an example of how you determine the allocation to each deliverable. In your example show us how you apply the relative selling price method to a typical Invisalign treatment plan and clarify the amount and timing of revenue recognized for each deliverable.

Response:

For fiscal years 2012, 2011 and 2010, the Invisalign Full revenue represents approximately 61%, 63%, and 68% of total net revenues, respectively, and, therefore, is considered a typical Invisalign treatment. The price for Invisalign Full includes aligners and up to three case refinements. The following discussion is based on a typical Invisalign treatment plan as represented by the Invisalign Full product.

Align allocates the arrangement consideration to the separate units of accounting based on each unit's selling price using the relative selling price method at the inception of the arrangement when the order is received.

Each deliverable is shipped during different times of treatment, and revenue is recognized upon shipment of each deliverable. Aligners are shipped at the inception of the treatment plan and case refinements are typically ordered and shipped towards the end of the treatment plan.

In order to provide an example of the amount and timing of revenue recognition allocation of the arrangement consideration using the relative selling price method in a typical Invisalign Full treatment, the following assumptions are used:

[***]

4.
Please respond to the following comments about your allocation of arrangement consideration to all deliverables, including case refinements and replacement aligners, as required by FASB ASC 605-25-30-2:

a.
Explain to us why you adjust vendor-specific objective evidence (VSOE) for estimated usage rates for case refinements and replacement aligners to determine the relative selling price allocated to those units of accounting.

Response:

Align acknowledges the Staff's comments and would like to clarify that Align does not adjust VSOE of selling price for case refinements and replacement aligners when determining the relative selling price allocation. Align utilizes VSOE of selling price of the case refinement and replacement aligner deliverables. Note that replacement aligners are only included in Invisalign Teen.

Align determines the number of case refinements and replacement aligners estimated to be delivered for each arrangement by applying an estimated usage rate, based on historical experience to the number of maximum potential case refinement and replacement aligner deliverables. The estimated number of case refinements and replacement aligners to be delivered is less than one for each treatment. Accordingly, the calculated selling price per arrangement element reflects the estimated number of case refinement and replacement aligners to be delivered (refer to the table in response to Comment 3).

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 004

Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

b.
Please tell us how adjusting VSOE by estimated usable rates complies with FASB ASC 605-25-30-2 which states that arrangement consideration should be allocated at inception of the arrangement to all deliverables on the basis of their relative selling price using VSOE or third party evidence of selling price.

Response:

Align's multiple-element arrangements have a fixed amount of consideration and a variable number of deliverables (i.e. case refinements and/or replacement aligners). While Align is not aware of any specific guidance in Generally Accepted Accounting Principles ("GAAP") that addresses this situation (fixed amount of consideration and variable number of deliverables), Align considers the following example and reference to ASC 985-605-25-45 are relevant to its situation.

The following example involves a fixed amount of consideration and a variable number of deliverables (i.e., case refinements and/or replacement aligners) which can be reasonably and reliably estimated. Align understands that the revenue recognition model in this example has been previously accepted by the Commission.

Facts: Publishing Company (“Publisher”) publishes and distributes a wide range of periodicals and phone directories in both paper ("physical publication") and internet formats ("online publication").

Publisher generates all its fees from selling advertising in such publications to its customers. Publisher is required to deliver these free publications to specified locations. The advertisement is included in both the physical and online publications for a period equal to the circulation period of the physical publication.

The physical and online publication advertising are always sold as a bundled package for one fee.
Publisher has properly separated and allocated the fee between the two deliverables (physical publication and online publication) in accordance with ASC 605-25. How should Publisher recognize revenue on each element?

Interpretive Response: The revenue allocated to the online advertising element should be recognized ratably over the contractual period it is required to be displayed on the website. Up-front revenue recognition is precluded as Publisher has a more than an inconsequential or perfunctory obligation for continued display of the online advertising over the contractual period.

Align understands that, in this example, the Commission accepted a model in which the revenue allocated to the physical publication may be recognized using either of two methods below, assuming certain conditions are met:

- Delivery method - recognize revenue based upon the percentage of publications/books delivered
(i.e., a proportionate performance model), and

- Deferral method - recognize revenue ratably over the contractual circulation period.

The delivery method takes a view that the Publisher is in the business of selling publications/books, so revenue should be recognized upon the required physical delivery of the books/publications to the specified locations. The deferral method takes a view that the Publisher is in the business of selling advertising, so revenue should be recognized over the period of time that the advertising is available or displayed.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 005

Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

The delivery method is only acceptable when both:
- the circulation period is reasonably and reliably estimable, and
- the total number of items to be delivered can be reasonably and reliably estimated.

In order to meet both the above criteria, the Publisher must:
- demonstrate that it does not have a history of frequently shortening or extending the circulation period (i.e., the life of a publication/book has not frequently changed), and
- be able to estimate the total number of publications/books to be delivered. This number must include the primary broad distribution/delivery of publications to specified locations as well as any secondary delivery obligations (e.g., delivery of phone directories to new residents moving to an area).

The deferral method is acceptable in all circumstances and no history is required to support this method.

The choice of one method over another is considered an accounting policy decision and should be consistently applied to all similar transactions.

The above guidance states that the delivery method is acceptable if the company can reasonably and reliably estimate the circulation period and the total number of publications/books to be delivered. In such circumstances, it would be acceptable to recognize revenue upon the percentage of estimated publications/books delivered.

In addition, Align considered by analogy the guidance in ASC 985-605-25, Software - Revenue Recognition, which states (emphasis added):

ASC 985-605-25-45 If a multiple-element arrangement includes an upgrade right, the fee shall be allocated between the elements based on vendor-specific objective evidence of fair value. The fee allocated to the upgrade right is the price for the upgrade or enhancement that would be charged to existing users of the software product being updated. If the upgrade right is included in a multiple-element arrangement on which a discount has been offered (see paragraph 985-605-25-8), no portion of the discount shall be allocated to the upgrade right. If sufficient vendor-specific evidence exists to reasonably estimate the percentage of customers that are not expected to exercise the upgrade right, the fee allocated to the upgrade right shall be reduced to reflect that percentage. This estimated percentage shall be reviewed periodically. The effect of any change in that percentage shall be accounted for as a change in accounting estimate.

Consistent with the publishing company example and ASC 985-605-25-45, Align applies an estimated usage rate to the number of maximum potential case refinement and replacement aligner deliverables to estimate the number of case refinements and replacement alignments to be delivered in each arrangement. As shown in the table in the response to Comment 3 above, Align utilizes an unadjusted VSOE to determine the selling price per whole element of the case refinement and replacement aligner deliverables. Because the estimated number of case refinements and replacement aligners per arrangement is less than one, the selling price of these deliverables is calculated by applying a fraction of the maximum potential deliverables. This selling price is used to allocate arrangement consideration to all deliverables in the multiple element arrangement using the relative selling price method. The allocation is performed at inception of the arrangement which Align has determined to be when the treatment is ordered by the dental professional.

c.	Tell us when you recognize the revenue that is not allocated to the refinements and replacement aligners because you do not believe that the customer will “use” those options.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 006

Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

Response:

The full consideration received for the treatments is allocated according to the relative selling price method to each unit of accounting as discussed in Align's response to Comment 3. Revenue allocated to the aligner unit of accounting is recognized upon shipment of the aligners. The revenue allocated to the estimated number of undelivered elements (i.e. case refinement and/or replacement aligners) is deferred until those deliverables are shipped to the customer.

d.
Tell us how you considered that the estimated usage rates for case refinements and replacement aligners represent breakage. In that regard, when breakage is present, revenue would be recognized as expected performance (net of breakage) occurs or when the likelihood of the customer requesting additional performance is remote. Please provide an example of how you consider usage in your revenue recognition.

Response:

Align acknowledges the Staff's comment and would like to clarify that Align's transactions differ from the breakage models described in various Commission guidance. Align has interpreted these situations in which a customer acquires the right to a specified amount of products or services with the intention of acquiring or utilizing such products or services, respectively. For example, a customer purchasing a gift card for $100 expects to utilize the card for $100 in future purchases. Otherwise the customer would not have paid the full $100. Breakage results for various reasons such as cards are lost or customers forget they have unused balances. The Commission guidance provides for an allowable method to recognize the breakage over the expected actual usage (as products or services are delivered). Such guidance does not allow upfront breakage recognition (that is, upon sale of the gift card) since this would result in recognition of revenue without performance (i.e., delivery of a product or service).

Align believes its arrangements are different than those involving breakage. In Align's arrangements, aligners are bundled with the potential to deliver up to three case refinements or six replacement aligners. As noted above, replacement aligners are included for Invisalign Teen. The customer is not purchasing three case refinements or six replacement aligners and would prefer to not take delivery of any of these items as their utilization only occurs if the original treatment plan did not achieve the expected results or if a patient lost an aligner. The customer would not be willing to pay an amount that represents the aggregate value of three case refinements or six replacement aligners for that same reason; the customer does not expect to utilize all of them. The maximum number of potential deliverables under the arrangement will likely not be delivered based on historical experience and the pricing under the arrangement reflects this understanding. This is inherently different from the breakage examples described above.

As discussed in Comment 4a above, Align is applying the estimated usage rates to case refinement and replacement aligners as Align has sufficient reliable history to reasonably determine the deliverables in the arrangement based on the estimate of customers who are expected to utilize the case refinements or replacement aligners.

In Align's revenue recognition model, the usage rate is a factor in determining the estimated number of deliverables. Align respectfully directs the Staff to its response to Comment 3 above for an example of how the estimated usage rate is considered in revenue recognition.

5.	Please explain to us in greater detail your pricing and discounting strategies noted on page 64 and clarify the accounting treatment for any pricing discounts or rebates.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 007

Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

Response:

Align offers various programs including quarterly volume based rebates, discounted Invisalign treatments for various customer incentive programs, discounted pricing for university customers, discounts for customers who attend training on the Invisalign system through Align's clinical certification program, and discounted pricing for staff members who work in an Invisalign provider office.
Align records the amounts of discounts and rebates as a reduction of arrangement consideration in the quarter they are earned. The discounts and rebates are allocated through the relative selling price method used to allocate arrangement consideration in accordance with ASC 605-50-25-7. Specifically, the arrangement consideration to which the relative selling price allocation is applied is reduced by the amount of discounts and rebates.

Form 10-Q for the quarterly period ended March 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 21

6.
We see that beginning on June 15, 2013 you will provide up to three free mid-course correction orders per case for Invisalign Full and Invisalign Teen. The disclosure on page 24 states that you will defer $10 per case based on the historical usage rate and will recognize revenue when mid-course corrections orders are shipped. Please tell us how you determined the relative selling price of the mid-course correction option. In addition, explain how you allocate revenue to the mid-course correction order shipments. Revise future filings, as necessary, to enhance disclosure.

Response:

Prior to June 15, 2013, mid-course correction was sold as a separate standalone product for a fee of approximately $300. Starting June 15, 2013, up to three mid-course corrections will be included in the Invisalign Full and Invisalign Teen treatment plans, and, therefore, Align has identified it as a deliverable and separate unit of accounting as mid-course corrections have been sold on a stand-alone basis.

Align utilizes VSOE of selling price to determine the relative selling price of the mid-course correction deliverable and believes it has sufficient evidence for VSOE of selling price of mid-course correction as specified under ASC 605-25-30-6A, which limits VSOE to (a) the price charged for a deliverable when it is sold separately, or (b) for a deliverable not yet being sold separately, the price established by management having relevant authority.

In a manner similar to case refinement and replacement aligners, Align applies its estimated usage rate to the number of available mid-course corrections to estimate the total number of mid-course corrections to which consideration is allocated.

As noted in Align's response in Comment 4b above, Align is not aware of any specific guidance under GAAP that addresses this situation (fixed amount of consideration and variable number of deliverables); therefore, Align considered the fixed amount of consideration and variable number of deliverables example and also looked by analogy to the guidance under ASC 985-605-25, Software - Revenue Recognition to develop a revenue model that would best reflect the economics of the transaction and that would not be inconsistent with existing revenue recognition guidance. The undelivered mid-course correction is now considered an additional unit of accounting in Align's existing multiple element arrangements for Invisalign Full and Invisalign Teen treatments to which revenue is allocated on a relative selling price basis.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 008

Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

Align has multiple years of data to support customer behavior relating to the use of mid-course corrections. The population used for the analysis is comprised of Invisalign treatments which contain a large population of relatively homogeneous transactions. The historical experience has not fluctuated significantly over time and can be used to predict future usage rates. The estimated usage rate is prepared using the same approach as case refinement and replacement aligners using existing data which allows Align to prepare the estimated usage rates on a timely basis. Mid-course correction is used infrequently, and Align does not expect the usage rate to vary significantly in future periods. As of Q1 2013, the estimated usage rate of mid-course correction was approximately 1%, resulting in $10 per case to be included as the selling price of this deliverable in the relative fair value allocation.

In future filings, Align will continue to review and assess its revenue recognition disclosures, both from a qualitative and quantitative aspect, to the extent that they are material to the consolidated financial statements.

Results of Operations

Clear Aligner Case Volume by Channel and Product, page 26

7.
You reference multiple contributors to revenue fluctuations within the Clear Aligner segment, including changes in your revenue recognition policy mentioned on page 24. We also note the discussion within the Form 10-K of an error related to the actual case refinement usage rate that was corrected in the 4th quarter of 2012, but not within the individual quarters. In future filings, please quantify each material item that contributed to a change in revenue in the current period compared to the prior period. Please refer to Item 303(A)(3) of Regulation S-K and Financial Reporting Release No. 33-8350.

Response:

Align acknowledges the Staff's comment regarding material items that contributed to a change in revenues in the current period compared to prior period consistent with Item 303(A)(3) of Regulation S-K and Financial Reporting Release No. 33-8350. Align discloses period over period changes to its net revenues and the "significant economic changes" (as noted in Item 303(A)(3) of Regulation S-K) that have contributed materially to these changes. When it is possible to quantify the business reasons contributing to material changes to net revenues and where doing so would further a reader's understanding and provide more context of the changes, Align discloses actual dollar amounts. Where there are factors that contribute to a change, Align discusses the factors in order of significance and uses phrases such as "primarily" to convey the "significant economic changes" for the changes and believes that the disclosure allows Align to communicate these factors that have a material impact on net revenues. In future filings, Align will continue to review and assess the quality of its disclosures to ensure that it continues to provide its readers with relevant quantitative and qualitative information to understand the key drivers of the changes to net revenues.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 009

Align Technology, Inc. 2560 Orchard Parkway San Jose, CA 95131
Tel: (408) 470-1000 Fax: (408) 470-1010
WWW.INVISALIGN.COM

Align's Acknowledgment

As requested by the Staff, Align acknowledges that:

•	Align is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Align may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff would like any additional information or has any further questions, please do not hesitate to contact me at (408) 470-1106.

Very truly yours,
/s/ Roger E. George
Roger E. George
Vice President, Corporate and Legal Affairs, General Counsel and Interim Chief Financial Officer

Cc:	Thomas M. Prescott, Align Technology, Inc.
Adrian Beamish, PricewaterhouseCoopers LLP
Chris Fennell, Wilson Sonsini Goodrich & Rosati

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUESTED BY ALIGN TECHNOLOGY, INC.
ALGN 0010